SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

    ☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

      ☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ________________________

Commission File Number:  0-6233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEES’ STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     1st Source Corporation
    100 N. Michigan Street
     South Bend, Indiana  46601

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                                                                     1st SOURCE CORPORATION
                                         EMPLOYEES’ STOCK OWNERSHIP AND PROFIT SHARING PLAN

                                        By the Plan Administrator
                                        1st Source Corporation

                                                                     /s/TINA H. PERKINS
                                                                     Tina H. Perkins, Senior Vice President

Date:  June 30, 2008

Financial Statements and Supplemental Schedule
1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan
December 31, 2007 and 2006, and the Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006,
and the Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 13

Report of Independent Registered Public Accounting Firm

The Compensation and Human Resources Committee
of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 27, 2008

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$267,512	$42,834

Investments at fair value:
Mutual funds	72,089,807	61,212,366
1st Source Corporation common stock	22,553,614	42,161,082
1st Source Bank common trust fund	7,292,603	6,750,955
Participant notes receivable	863,226	692,740
Short-term investment fund	102,358	96,693
Total investments	102,901,608	110,913,836

Employer contributions receivable	3,862,048	3,376,602
Accrued investment income	421	426

Liabilities
Due to brokers, net	–	15,598
Net assets available for benefits, at fair value	107,031,589	114,318,100
Adjustment from fair value to contract value
for benefit-responsive investments contracts	(18,186)	29,159
Net assets available for benefits	$107,013,403	$114,347,259

See accompanying notes.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income	$2,355,766

Contributions:
Employer	3,878,164
Employees	4,651,880
Rollover	647,600
9,177,644

Transfer of assets related to the Trustcorp plan merger	4,278,287
Net realized and unrealized (depreciation)/appreciation in fair
value of investments	(15,632,528)
Total additions	179,169

Deductions
Benefits paid to participants	7,513,025
Total deductions	7,513,025
Net (decrease)/increase in net assets available for benefits	(7,333,856)

Net assets available for benefits:
Beginning of year	114,347,259
End of year	$107,013,403

See accompanying notes.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The 1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan (the Plan) is a defined-contribution plan covering substantially all employees of 1st Source Corporation (1st Source) and its subsidiaries, with the exception of First National Bank, Valparaiso. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 23, 2007, the Trustcorp Mortgage Company Employee Retirement Savings Plan was merged into the Plan.

Contributions and Vesting

Participants are permitted to designate up to $15,500 or 100% (25% prior to October 1, 2006) of their annual pretax compensation, as defined, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,000 (in 2007 and 2006 called catch-up contributions) to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – amount is discretionary but may not exceed 100% of the first 4% of a participant’s compensation contributed to the Plan and 50% of the next 2% of a participant’s compensation contributed to the Plan.

Fixed profit sharing contribution – equals 2% of each eligible participant’s annual compensation.

Discretionary profit sharing contribution – amount is discretionary as determined annually by the Board of Directors.

Regular contribution – amount is discretionary as determined annually by the Board of Directors.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.

Effective October 1, 2006, the Plan was amended to provide participants with an ESOP account and a 401k account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401k account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account a participant elects to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either paid in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source employer contributions, including matching discretionary profit sharing and discretionary 2%, is based on years of credited service. A participant is 100% vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Forfeitures of nonvested terminated participants’ accounts are distributed among remaining participants. The forfeiture balance was $27,752 at December 31, 2007.

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) 1st Source’s contribution, (b) the Plan’s earnings, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401k account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years.

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Prior to October 1, 2006, participants were permitted to receive periodic installments of their vested account balances. Benefits of money purchase account amounts are subject to joint and survivor and qualified preretirement survivor annuity requirements

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Division.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of the reported sales prices for the last five business days of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid-and-ask prices. The fair value of mutual funds is stated at the net asset value as reported by the funds on the last business day of the plan year. Loans to participants are stated at cost, which approximates fair value.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through 1st Source Bank Employee Benefit Guaranteed Income Fund (Guaranteed Income Fund), a common/collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the Guaranteed Income Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Guaranteed Income Fund is based on information reported by 1st Source Bank, the issuer of the common collective trust fund, at year-end. The contract value of the Guaranteed Income Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for accounting periods beginning after November 15, 2007. 1st Source is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

3. Investments

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated)/appreciated in value as follows:

Net (Depreciation)/ Appreciation in Fair Value During the Year

1st Source Corporation common stock	$(20,017,612)
Mutual funds	4,120,142
1st Source Bank common trust funds	264,942
$(15,632,528)

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	2007	2006

1st Source Corporation common stock*	$22,553,614	$42,161,082
1st Source Monogram Income Fund*	11,467,007	10,108,517
1st Source Monogram Income Equity Fund*	18,643,244	12,106,633
Morgan Stanley Institutional International Equity Fund A*	13,813,474	11,329,135
1st Source Bank Employee Benefit Guaranteed Income Fund*	7,292,603	6,750,955
1st Source Bank Employee Benefit Balanced Fund*	8,976,487	8,389,262
1st Source Bank Employee Benefit Aggressive Fund*	11,908,728	11,054,512

*Includes non-participant-directed investments.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Non-participant-directed investments are the moneys put into employees accounts by the employer (match, profit sharing and 2%). Employees do not get to select or direct which funds or investments the employer contributions go into.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investment is as follows:

	December 31
	2007	2006
Net assets
Cash	$139	$14
1st Source Corporation common stock	18,112	35,020,339
1st Source Corporation mutual funds	25,000,885	21,790,675
1st Source Bank Employee Benefit Guaranteed Income Fund	3,143,916	3,286,538
Total net assets	$28,163,052	$60,097,566

Year Ended December 31, 2007
Changes in net assets
Contributions	$2,768,137
Investment income	1,779,488
Net realized/unrealized (depreciation)/appreciation	(32,302,698)
Benefits paid to participants	(4,179,441)
Total changes in net assets	$(31,934,514)

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

The Plan held the following party-in-interest investments at fair value at December 31:

	2007	2006

1st Source Corporation common stock	$22,553,614	$42,161,082
1st Source Monogram Income Fund	11,467,007	10,108,517
1st Source Monogram Income Equity Fund	18,643,244	12,106,633
1st Source Monogram Diversified Equity Fund	–	3,454,969
1st Source Monogram Special Equity Fund	–	2,118,425
1st Source Bank Employee Benefit Guaranteed Income Fund	7,292,603	6,750,955
1st Source Monogram Long/Short Fund	3,301,933	2,648,908
1st Source Bank Employee Benefit Balanced Fund	8,976,487	8,389,262
1st Source Bank Employee Benefit Aggressive Fund	11,908,728	11,054,513
1st Source Bank Employee Benefit Low Risk Fund	–	2,004
Loans to participants	863,226	692,740

All expenses incurred in administration of the Plan are paid by 1st Source.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$107,013,403	$114,347,259
Adjustment from fair value to contract value for benefit- responsive investment contracts	18,186	(29,159)
Net assets available for benefits per the Form 5500	$107,031,589	$114,318,100

9. Subsequent Events

Effective January 1, 2008, the First National Bank, Valparaiso Employees’ Retirement and Savings Investment Plan was merged into the Plan.

Supplemental Schedule

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan Number: 003

December 31, 2007

Identity of Issuer, Borrower,	Description of
Lessor, or Similar Party	Investment	Cost	Current Value

Common stock:
1st Source Corporation*	1,302,924 shares	$18,727,900	$22,553,614
Goldman Sachs Prime Obligation Fund	102,358 units	102,358	102,358

Mutual funds:
Morgan Stanley Institutional
International Equity Fund A	730,099 shares	14,522,098	13,813,474
1st Source Monogram Long/Short Fund*	285,318 shares	3,226,691	3,301,133
1st Source Monogram Income Fund*	1,170,103 shares	11,631,581	11,467,007
1st Source Monogram Income Equity Fund*	1,216,128 shares	16,449,107	18,643,244
Stratton Small Cap Value Fund STRF 120 Days	51,167 shares	2,565,497	2,360,864
Fidelity Contrafund #022	16,723 shares	1,172,636	1,222,640
1st Source Bank Employee Benefit Balanced Fund*	543,312 shares	8,238,323	8,976,487
1st Source Bank Employee Benefit Aggressive Fund*	702,067 shares	10,747,613	11,908,728
Vanguard 500 Index Fund	3,549 shares	394,950	396,230
		68,948,496	72,089,807

Common trust fund:
1st Source Bank Employee Benefit
Guaranteed Income Fund*	263,383 units	6,360,204	7,292,603

Loans to participants*	$863,226 principal
	amount, interest rates		.
	ranging 5.00%–11.50%,
	maturities through 2020	–	863,226
		$94,138,958	$102,901,608

*Indicates party in interest to the Plan.